02 MAY -9 AM 10:50

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02028919

7th May 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement - New MD for TNS Australia.

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060

PRESS INFORMATION

Date: **29 April 2002**

Contact: Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres Australia
Tel: 02 9563 4315 or email sian.braithwaite@au.tnsofres.com

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

NEW MD FOR TAYLOR NELSON SOFRES AUSTRALIA

Taylor Nelson Sofres (TNS) has announced the appointment of **Trevor Richards** as Managing Director, Taylor Nelson Sofres Australia. Trevor joins TNS Australia on 29 April from TNS in the UK where he has successfully managed a number of UK custom research divisions.

Trevor brings a wealth of experience to the region and a hugely successful track record in custom research and the development of TNS' branded research methodologies. Trevor's appointment reflects TNS' commitment to building further on its strong global network by cross fertilisation of business skills and best research practice.

In addition to his commercial background Trevor has had specific responsibilities for developing branded solutions, notably the Conversion Model™, the world's most used brand equity measurement system. He remains closely involved with the commercial and technical development of Conversion Model as a director of the Customer Equity Company in South Africa.

/Cont'd...

Trevor's move also highlights TNS' desire to develop key people within all areas of its business and to create consistent TNS strategies across all its geographies.

-ends-

Note to editors

Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

Press Enquiries:

Sian Braithwaite, Marketing Manager, Taylor Nelson Sofres Australia
Tel: 02 9563 4315 or email sian.braithwaite@au.tnsofres.com

OR:

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com